UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

_________________

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the quarter ended June 30, 2005

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC
Amstelveen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Note: Regulation S-T Rule101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Note: Regulation S-T Rule101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

ICTS INTERNATIONAL N.V
CONSOLIDATED BALANCE SHEETS
(Unaudited)

December 31,          June 30,
2004                     2005
_________________
(US $ in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 3,426	$ 1,390
Restricted cash and short-term investments	4,773	3,703
Accounts receivable - trade	11,972	12,234
Other current assets	4,497	3,855

Total current assets	24,668	21,182
INVESTMENTS:
Investment in associated companies	3,975	3,840
Deferred income taxes	3	--
Other investment and long term receivables	7,118	6,039

	11,096	9,879
PROPERTY AND EQUIPMENT:
Cost	27,547	24,825
Less- accumulated depreciation	10,417	10,989

	17,130	13,836
GOODWILL	314	314
OTHER ASSETS AND INTANGIBLE ASSETS	1,754	1,650

	2,068	1,964

Total assets	$ 54,962	$ 46,861

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$ 4,416	$ 4,082
Current maturities of long-term loans	2,779	2,484
Account payable-trade	2,579	2,890
Accrued expenses and other liabilities	16,886	17,165

Total current liabilities	26,660	26,621
DEFERRED TAXES	20	--
ACCRUED SEVERANCE PAY	65	78
LONG-TERM DEBT, net of current maturities	6,711	5,224

Total long-term liabilities	6,796	5,302

SHAREHOLDERS' EQUITY
Share capital:
Common shares, par value-0.45 Euro per share,
17,000,000 shares authorized; 6,672,980 outstanding shares	3,605	3,605
Additional paid-in capital	19,670	19,670
Retained earnings	4,650	265
Accumulated other comprehensive loss	(5,520)	(7,703)

	22,405	15,837
Treasury stock, 144,880 common shares, at cost	(899)	(899)

	21,506	14,938

Total liabilities and shareholders' equity	$ 54,962	$ 46,861

ICTS INTERNATIONAL N.V
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(US$ in thousands, except share and per share data)

                                                                      Three months ended     Three months ended                Six months ended            Six months ended
                                                                           30-Jun-04              30-Jun-05                        30-Jun-04                   30-Jun-05

Revenues                                                                 $15,580                       $15,413                       $30,696                       $30,060
Cost of revenues                                                          14,391                        14,530                        28,706                        28,816
                                                                          ------------------------------------                      ---------------------------------------
Gross Profit                                                               1,189                           883                         1,990                         1,244
     Impairment of assets and goodwill                                       710                             -                         6,861                             -
     Impairment and amortization of intangible assets                         62                            62                           124                           124
Selling, general and administrative expenses                               2,933                         2,589                         5,297                        $5,190
                                                                          ------------------------------------                      ---------------------------------------
Operating loss                                                            (2,516)                       (1,768)                      (10,292)                       (4,070)
Interest and other financial income                                           89                           311                           198                           410
Interest and other financial expense                                        (409)                         (780)                         (650)                       (1,154)
Exchange rate differences                                                     15                           126                            20                           382
Other income (expense), net                                                 (104)                            -                         (108)                            -
                                                                          ------------------------------------                      ---------------------------------------
Loss before income taxes                                                  (2,925)                       (2,111)                      (10,832)                       (4,432)
Income taxes                                                                 333                           (21)                          304                           (97)
                                                                          ------------------------------------                      ---------------------------------------
Loss from operations of the company and its subsidiaries                  (2,592)                       (2,132)                      (10,528)                       (4,529)
Share in profits (losses) of associated companies                             59                            50                        (1,662)                          144
                                                                          ------------------------------------                      ---------------------------------------
Net loss                                                                 $(2,533)                      $(2,082)                     $(12,190)                      $(4,385)
                                                                          ====================================                      =======================================
Other comprehensive income (loss):
   Translation adjustments                                                    76                         (959)                          (460)                       (1,667)
   Unrealized losses on marketable securities                                (83)                        (364)                          (457)                         (516)
                                                                          ------------------------------------                      ---------------------------------------
Other comprehensive loss                                                      (7)                      (1,323)                          (917)                       (2,183)
                                                                          ------------------------------------                      ---------------------------------------
Comprehensive  loss                                                      $(2,540)                     $(3,405)                      $(13,107)                      $(6,568)
                                                                          ===================================                       =======================================

Loss per Common Share - basic                                            $ (0.39)                     $ (0.32)                      $  (1.87)                       $ (0.67)
                                                                          ===================================                       =======================================
Loss per Common Share - assuming dilution                                $(0.39)                     $ (0.32)                      $  (1.87)                       $ (0.67)
                                                                          ===================================                       =======================================
Weighted average of common shares
      Outstanding                                                        6,528,100                  6,528,100                       6,520,600                     6,528,100
      Diluted                                                            6,528,100                  6,528,100                       6,520,600                     6,528,100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ICTS INTERNATIONAL N.V.
                                                              (Registrant)

                                                              By: /s/ Avraham Dan
                                                              Avraham Dan, Managing Agent

Dated: December 5, 2005

CERTIFICATIONS

      I, Avraham Dan, certify that:

1.	I have reviewed this quarterly report on Form 6-K for the six-month period ended June 30, 2005 of ICTS International N.V.;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 45 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c.	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 5, 2005

By:/s/ Avraham Dan
Avraham Dan, Managing Agent

CERTIFICATION

        In connection with the quarterly report of ICTS International, N.V. (the “Company”) on Form 6-K for the period ending June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Avraham Dan, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financialcondition and results of operations of the Company.

ICTS INTERNATIONAL, N.V.

By: /s/ Avraham Dan
Avraham Dan, Chief Executive Officer

Dated: December 5, 2005

CERTIFICATIONS

I, Benny Barzilay, certify that:

1.	I have reviewed this quarterly report on Form 6-K for the six-month period ended June 30, 2005 of ICTS International N.V.;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition and results of operations of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 45 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c.	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 5, 2005

By: /s/ Benny Barzilay
Benny Barzilay

CERTIFICATION

        In connection with the quarterly report of ICTS International, N.V. (the “Company”) on Form 6-K for the period ending June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Benjamin Barzilay, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

    (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of theCompany.

ICTS INTERNATIONAL, N.V.

By: /s/ Benjamin BarzilayBenjamin
Barzilay, Chief Financial Officer

Dated: December 5, 2005